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                  [N-VIRO INTERNATIONAL CORPORATION LETTERHEAD

                                                                   June 21, 1999
VIA EDGAR
---------
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: N-Viro International Corporation Registration Statement on Form S-3 File No. 333-55713
               Filed June 1, 1998

Dear Mr. Schwall:

                  Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "1933 Act"), I hereby request on behalf of N-Viro International Corporation, a Delaware corporation (the "Company"), that the Company's Registration Statement on Form S-3 (File No. 333-55713) filed with the Commission on June 1, 1998, as amended, hereby be withdrawn on the grounds that pursuant to the rules and regulations of the 1933 Act, the Company is not permitted to use Form S-3 for the registration of it's securities at this time. The Company believes that such withdrawal is consistent with the public interest and the protection of investors and hereby requests that the Commission consents to such withdrawal.

                  If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (419) 535-6374 or James F. White, Jr., Special Counsel to the Company, at (419) 321-1209.

                                                Very truly yours,


                                                /s/ J. Patrick Nicholson
                                                ------------------------
                                                J. Patrick Nicholson
                                                Chairman of the Board, Chief
                                                Executive Officer and President
                                                N-Viro International Corporation


cc:      James F. White, Jr., Esq.
         James I. Rothschild, Esq.
         Eloise Quarles - via facsimile (202) 942-9528